VIA EDGAR

June 10, 2013

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance

Re:	Re: Corruven, Inc.
Registration Statement on Form S-1
Filed October 31, 2012
File No. 333-184669

Dear Ladies and Gentlemen:

At the request of Corruven, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated April 24, 2013 from Jay Ingram, Legal Branch Chief to the Commission to Alain Belanger, Chief Executive Officer of the Company, relating to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed with the Commission on April 10, 2013 (the “Second Amended Registration Statement”).  We have filed simultaneously with this response letter via EDGAR Amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”).

The numbered paragraphs below correspond to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.	Refer to comment one in our letter dated November 26, 2012. Please disclose on the outside front cover page of the prospectus that you are an emerging growth company.

Response:

The Third Amended Registration Statement has been updated accordingly.

2.	Refer to comment 18 in our letter dated our November 26, 2012 letter. Please confirm that no relationship exists between Alex Fortin and Michel Fortin.

Response:

The Company has confirmed that no familial relationship exists between Alex Fortin and Michel Fortin.

3.	We note your response to comment 22 in our letter dated November 26, 2012 and the revisions to your registration statement; however, your revised disclosures do not address the required initial payment of $736,091 or the additional development fees of 2% of net sales as set forth in the R&D Agreement that you filed as an exhibit. Please clarify or revise your disclosures here and on pages 6, 12, 20, 26, and 41 to consistently disclose the actual terms of the R&D Agreement. Based on the actual terms of the R&D Agreement as filed, it is not clear to us how the payments you have made to date are adequate to comply with the terms of this agreement. Please clarify or revise. Also, please clarify, if accurate, that the additional payment of $150,000 in 2010 is part of the required payment of $495,982.

Response:

As disclosed in our telephonic discussions with Dale Welcome, SEC Staff Accountant, the initial payment of $736,091 was waived pursuant to the First Amended Research & Development Agreement (the “Amended R&D Agreement”). The Amended R&D Agreement was attached as Exhibit 10.2 to the original Registration Statement, however, Exhibit 10.2 to the original Registration Statement contained both the original R&D Agreement and the Amended R&D Agreement in the same exhibited document. This understandably caused some confusion in the review of the R&D Agreement in the Second Amended Registration Statement; therefore, at the suggestion of Mr. Welcome, the Third Amended Registration Statement contains separate exhibits for both the original R&D Agreement and Amended R&D Agreement.

We have amended the notes to the financial statements in the Third Amended Registration Statement to: (i) address and further disclose the development fee of 2% of net sales as set forth in the R&D Agreement; and (ii) clarify payments made in 2010 of $150,000 were credited towards the first required payment under the Amended R&D Agreement of $495,982 due January 5, 2012.

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We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at (760) 230-1617.

Professionally yours,

The Bingham Law Group, APC

/s/ The Bingham Law Group APC

The Bingham Law Group, APC
Carlsbad, California